Exhibit 99.1

ProQR Therapeutics N.V. Press Release June 8, 2017

ProQR to present QR-010 data at the European Cystic Fibrosis Society Conference and provides an update on the ongoing Phase 1b trial

Key Updates

•	An oral presentation on the final results from the proof-of-concept (PoC) nasal potential difference (NPD) trial will be given by Steve Rowe, MD at the European Cystic Fibrosis Society (ECFS) conference.

•	Preliminary data from the Phase 1b study, PQ-010-001 single ascending dose (SAD) cohorts of the ongoing Phase 1b will be presented in a poster, demonstrating single dose safety and evidence of systemic exposure following administration via inhalation in CF patients.

•	Cohort 7 is completed and enrollment of the final cohort in the Phase 1b study, PQ-010-001, is expected to be completed in June 2017.

•	Topline safety and exploratory efficacy data from the multiple dose cohorts in the Phase 1b trial are expected to be released in September 2017.

LEIDEN, the Netherlands, June 8, 2017 — ProQR Therapeutics N.V. (Nasdaq: PRQR) today announced presentation of data from two clinical studies of QR-010 in oral and poster sessions at the ECFS conference in Sevilla, Spain from 8 to 10 June 2017. The company also released preliminary data from the ongoing Phase 1b study, demonstrating safety and systemic uptake of QR-010 after a single dose through inhalation.

Oral presentation on June 9

Steve Rowe, M.D., professor of Pulmonary, Allergy and Critical Care Medicine at University of Alabama and Director of the Gregory Fleming James Cystic Fibrosis Research Center, and director of the CFF Therapeutics Development Network will give an oral presentation titled “QR-010, an investigational RNA therapeutic, improves CFTR activity in cystic fibrosis subjects homozygous for the F508del mutation [Abstract #WS13.1]”. The presentation will take place on Friday 9 June during the session “New therapies targeting CFTR: what’s new from the clinical trials pipeline?” from 15:00 – 16:30 central European time in Sevilla, Spain.

Poster presentation on June 9

The Company will also present a poster titled: “QR-010 via inhalation is safe, well-tolerated, and achieves systemic concentrations in a single ascending dose study in subjects with cystic fibrosis homozygous for the F508del CFTR mutation [Poster #40] during the session “Cell Biology/Physiology/New Therapies” on Friday 9 June 2017 from 14:00 – 15:00 central European time in Sevilla, Spain. .

“QR-010 is an innovative approach to restoring CFTR function in patients with CF due to the F508del mutation. Last year, we demonstrated that QR-010 restores CFTR function as measured by a very specific assay, the

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

nasal potential difference. Now we have shown that QR-010 can be detected in the blood following a single dose inhalation. We believe these results support the potential that QR-010 can treat all manifestations of CF, “said Noreen R. Henig, MD, Chief Medical Officer of ProQR. “I am very pleased that enrollment of the Phase 1b study is expected to be completed this month and we are looking forward to unblinding the study and report the top-line data from this phase 1b trial.”

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis Type 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. The F508del mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and to restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. QR-010 has been granted orphan drug designation in the United States and the European Union and fast-track status by the FDA. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About Cystic Fibrosis

Cystic fibrosis (CF) is the most common fatal inherited disease in the Western world and affects an estimated 65,000 patients worldwide. In people with CF, a defective CFTR gene causes a thick, buildup of mucus in the lungs, pancreas and other organs. In the lungs, the mucus clogs the airways and traps bacteria leading to infections, extensive lung damage and eventually, respiratory failure. There is no cure for CF. Disease manifestations lead to a shortened life expectancy with a median age of death of 27 years. Although over 1,900 CF-causing gene mutations have been identified, approximately 70% of all CF patients are affected by the F508del mutation. Among all CF patients, approximately 50% are homozygous for the F508del mutation.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, our ongoing and planned discovery and development of QR-010 and its therapeutic potential, timing of enrollment and results from our clinical trials, and statements regarding the coverage of our patent portfolio, owned and in-licensed, including the duration of patent coverage. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Contact:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com